Exhibit 99.(n)(2)

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Business Development Corporation of America:

We consent to the use of our report dated May 4, 2015 with respect to the consolidated statement of assets and liabilities, including the consolidated schedule of investments, of Business Development Corporation of America (and subsidiaries) as of December 31, 2014, and the related consolidated statements of operations, changes in net assets and cash flows for the year then ended, included herein and to the references to our firm under the headings “Senior Securities”, “Independent Registered Public Accounting Firm” and “Change in Independent Registered Public Accounting Firm” in the Registration Statement on Form N-2 (File No. 333-193241).

/s/KPMG LLP

New York, New York
June 25, 2015